SEC\ 17008520



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
SEC Mail Processing Section

MAR - 1 2017

Washington DC

414

SEC FILE NUMBER
8-69194

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/16_____AND ENDING_____12/31/16_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ARES INVESTOR SERVICES LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2000 AVENUE OF THE STARS

(No. and Street)

LOS ANGELES   **CALIFORNIA**   **90067**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark C. Infanger   **310.432.8873**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP

(Name – *if individual, state last, first, middle name*)

725 S FIGUEROA STREET	**LOS ANGELES**	**CALIFORNIA**	**90017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     X   Certified Public Accountant

     ___   Public Accountant

     ___   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, <u>Mark C Infanger</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Ares Investor Services LLC</u>, as of <u>December 31, 2016</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

Notary Public

_____
Signature

<u>Chief Financial Officer</u>
Title

This report contains (check all applicable boxes):

x	(a)	Facing Page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Income (Loss).
x	(d)	Statement of Changes in Financial Condition.
x	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
x	(g)	Computation of Net Capital.
x	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see schedule I).
x	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (see schedule I).
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
x	(l)	An Oath or Affirmation.
x	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ARES INVESTOR SERVICES LLC

Financial Statements and Supplemental Information
Year-ended December 31, 2016

Table of Contents



Ernst & Young LLP   ey.com
725 South Figueroa St.
Los Angeles, CA 90017

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

The Managing Member of Ares Investor Services LLC:

We have audited the accompanying statement of financial condition of Ares Investor Services LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 24, 2017   *Ernst & Young LLP*

A member firm of Ernst & Young Global Limited

ARES INVESTOR SERVICES LLC
Statement of Financial Condition
As of December 31, 2016

Assets

Cash	$2,759,240
Receivables from affiliate	1,178,020
Prepaid expenses and other assets	104,208
Total assets	**$4,041,468**

Liabilities and member's equity

Payables to affiliate	$1,137,453
Accrued expenses	37,794
Total liabilities	**1,175,247**
Contributed capital	2,880,000
Accumulated deficit	(13,779)
Total member's equity	**2,866,221**
Total liabilities and member's equity	**$4,041,468**

See accompanying notes to financial statements.

ARES INVESTOR SERVICES LLC
Statement of Operations
For the year ended December 31, 2016

Revenue	
Placement fees from affiliate	$13,799,965
Total revenues	13,799,965
Expenses	
Compensation and benefits	10,988,446
Travel and entertainment	875,016
Occupancy	592,201
Information and technology	408,093
Professional fees	232,724
Regulatory costs	170,528
General and administrative expenses	532,957
Total expenses	13,799,965
Net income	$ -

See accompanying notes to financial statements.

ARES INVESTOR SERVICES LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2016

	Contributed capital		Accumulated deficit		Total	
Balance at beginning of year	$	2,880,000	$	(13,779)	$	2,866,221
Net income		-		-		-
Balance at end of year	**$**	**2,880,000**	**$**	**(13,779)**	**$**	**2,866,221**

See accompanying notes to financial statements.

ARES INVESTOR SERVICES LLC
Statement of Cash Flows
For the year ended December 31, 2016

Cash flows used in operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization	101,922
Net (increase) decrease in operating assets:	
Receivables from affiliate	640,371
Prepaid expenses and other assets	(122,855)
Net increase (decrease) in operating liabilities:	
Payable to affiliate	(643,070)
Accrued expenses	(218)
Net cash used in operating activities	**(23,850)**
Net decrease in cash	**(23,850)**
Cash at beginning of year	2,783,090
Cash at end of year	**$2,759,240**

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Ares Investor Services LLC ("AIS" or the "Company"), a wholly owned subsidiary of Ares Management LLC ("AM LLC"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). AIS primarily acts as a placement agent for private offerings of AM LLC and its affiliates. Due to the limited authority that is granted to AIS in its capacity as a broker-dealer, AIS is exempt from rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934 and therefore is not required to comply with certain regulations covering trade practices among broker-dealers and the use and safekeeping of customers' funds and securities. As a registered broker-dealer, AIS is however, subject to the SEC's uniform net capital rule. Rule 15c3-1 of the Securities Exchange Act specifies the minimum level of net capital a broker-dealer must maintain.

Basis of Accounting and Use of Estimates

The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

Cash

Cash for the Company includes a liquid balance in a demand deposit account with one financial institution that is available to support the general liquidity needs of the Company. At times the Company's cash balance may exceed federally insured limits; however, the Company has not experienced any losses and believes it is not subject to significant credit risk.

Financial Instruments

The Company considers cash, receivables from affiliates, accrued expenses and payables to affiliates to be its financial instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments equal or closely approximate their fair values.

Revenues

The Company provides services to AM LLC under a Placement Agency Agreement (defined below), and in return for its services, the Company is reimbursed for all its net operating expenses. The Company records these expense reimbursements as revenue in the period in which the expenses are incurred.

Compensation and Benefits

Compensation generally includes allocated salaries and bonuses from affiliates of the Company as the Company has no employees. Allocated compensation costs are determined based on time spent by certain individuals who perform duties on behalf of the Company. Bonuses are accrued over the service period in which the services are provided.

Income Taxes

The Company's earnings flow through to the parent of the Company without being subject to entity level income taxes. Consequently, the Company's earnings reflect no provision for income taxes. As of the year ended December 31, 2016, the Company had no significant uncertain tax position. The Company is subject to income tax examination by taxing authorities for all tax years after and including 2012.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*. ASU 2014-09 requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-14, *Revenue from Contracts with Customers, Deferral of the Effective Date*. ASU 2015-14 defers the effective date of ASU 2014-09 by one year to December 15, 2017 for fiscal years, and interim periods within those years, beginning after that date and permits early adoption of the standard, but not before the original effective date for fiscal years beginning after December 15, 2016. In March, April and May 2016, the FASB issued additional ASUs clarifying certain aspects of ASU 2014-09. The core principle of ASU 2014-09 was not changed by the additional guidance. The Company does not believe this guidance will have a material impact on its financial statements.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): *Principal versus Agent Considerations*. The objective of the guidance in ASU 2016-08 is to provide clarity on the application of the current principal versus agent guidance. ASU 2016-08 clarifies how an entity should determine whether it is acting as a principal or an agent for each specified good or service promised to a customer and how to determine the nature of each specified good or service. The effective date and transition requirements of ASU 2016-08 are the same as that of ASU 2014-09. During the second and third quarters of 2016, three ASUs: ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing*; ASU 2016-12, *Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients*; and ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers*, were issued to provide clarification to previously issued revenue recognition guidance (ASU 2014-09) that has not yet been implemented. The two updates are required to be adopted with ASU 2014-09; however, the Company does not believe this guidance will have a material impact on its financial statements.

(2) Related Party Transactions

AM LLC and its affiliates share personnel, office space and equipment with the Company. The Company entered into an agreement with AM LLC on March 12, 2013, referred to herein as the "Expense Reimbursement Agreement", under which shared expenses are allocated based on the provision of this agreement. The Expense Reimbursement Agreement states that AM LLC either directly or through its affiliate, Ares Operations LLC ("Ares Ops"), will provide payroll, overhead, office facilities and equipment and various other shared services. AM LLC and its affiliates are willing to provide the Company with these shared services subject to being reimbursed for the costs of such services.

ARES INVESTOR SERVICES LLC
Notes to Financial Statements – (Continued)

Expenses allocated to the Company are included in the Statement of Operations. The following is a summary of these expenses for the year ended December 31, 2016:

Compensation and benefits	$10,988,446
Travel and entertainment	875,016
Occupancy	592,201
Information technology	408,093
Professional fees	195,373
General and administrative expenses	522,772
Total	**$13,581,901**

The Company is party to a separate agreement, referred to herein as the "Placement Agency Agreement", with AM LLC. In consideration for the services performed by the Company, AM LLC shall cause the Company to be reimbursed in an amount equal to its operating expenses, including expenses allocated in accordance with the terms of the Expense Reimbursement Agreement.

For the twelve months ended December 31, 2016, the Company paid to Ares Ops $14,254,612 under the terms of the Expense Reimbursement Agreement. For the twelve months ended December 31, 2016, the Company received from AM LLC $14,440,335 under the terms of the Placement Agency Agreement. As of December 31, 2016, the Company had receivables from AM LLC of $1,178,020 and payables to Ares Ops of $1,137,453 primarily related to its Placement Agency Agreement and Expense Reimbursement Agreement, respectively.

(3) Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of the broker-dealer's assets be kept in relatively liquid form. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as those terms are defined by the rule, may not exceed 15-to-1. As of December 31, 2016, the Company's net capital was $1,583,993 which was $1,505,643 in excess of its required net capital of $78,350. The Company's ratio of aggregate indebtedness to net capital is 0.74-to-1.

(4) Contingencies

In the normal course of business, the Company enters into agreements that may include indemnities in favor of third parties and affiliated parties, such as engagement letters with advisors and consultants, as well as service agreements. In accordance with the Company's by-laws, the Company has also agreed to indemnify its officers, employees and agents in certain cases. Certain agreements do not contain any limits on the Company's liability, and therefore it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company may have recourse against third parties with respect to these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

In the normal course of business, the Company may be subject to various legal proceedings and regulatory matters. Currently, there are no material legal proceedings or regulatory matters pending against the Company.

(5) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 24, 2017, the date the financial statements were issued. No events were identified for recognition or disclosure.

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Supplemental Information

ARES INVESTOR SERVICES LLC
Computation of Net Capital
Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2016

Computation of net capital

Total member's equity	$ 2,866,221
Deductions and/or charges	
Non-allowable assets:	
Receivables from affiliates	1,178,020
Prepaid expenses and other assets	104,208
Total deductions	1,282,228
Net capital	1,583,993
Minimum net capital requirement (the greater of $5,000 or 6.67% of aggregate indebtedness)	78,350
Net capital in excess of requirement	**$ 1,505,643**
Aggregate indebtedness	$ 1,175,247
Ratio of aggregate indebtedness to net capital	0.74:1

Statement pursuant to subparagraph (k)(2)(i) of Rule 15c3-3:

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 and
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
have not been included because the Company is exempt from Rule 15c3 -3 pursuant to the
provisions of subparagraph (k)(2)(i).

Statement pursuant to Paragraph (d)(2)(iii) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net
capital set forth above and the amounts reported in Ares Investor Services LLC unaudited
Part II-A Quarterly FOCUS report as of December 31, 2016.



Ernst & Young LLP   ey.com
725 South Figueroa St.
Los Angeles, CA 90017

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

The Managing Member of Ares Investor Services LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ares Investor Services LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2017

ARES INVESTOR SERVICES LLC
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

Ares Investor Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- Ares Investor Services LLC is a broker/dealer registered with the SEC and FINRA.

- Ares Investor Services LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2016.

- Ares Investor Services LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    o The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designates as "Special Account for the Exclusive Benefit of Customers".

- Ares Investor Services LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2016 through December 31, 2016.

- Ares Investor Services LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of January 1, 2016 through December 31, 2016.

I, Mark C. Infanger, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Chief Financial Officer
February 24, 2017

11